Filed by Bluerock Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bluerock Acquisition Corp.

Commission File No. 001-43007

Date: August 5, 2026

As previously announced, on July 31, 2026, Bluerock Acquisition Corp., a Cayman Islands exempted company (“Bluerock”), Bitonic Technology Labs Inc. d/b/a Yellow.ai, a Delaware corporation (“Yellow”), and BLRK Merger Sub Inc., a Delaware corporation (“Merger Sub”) entered into a business combination agreement (the “Business Combination Agreement”) for a business combination transaction (the “Business Combination”) that will result in, among other things, (i) Bluerock changing its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and domesticating as a corporation incorporated under the laws of the State of Delaware, and, in connection therewith, changing its name to “Yellow.ai” (“Pubco”) and (ii) Merger Sub merging with and into Yellow, with Yellow surviving the merger as a direct wholly-owned subsidiary of Pubco.

On August 3, 2026, Yellow and certain members of its management team posted on LinkedIn and X (f/k/a Twitter), and on August 5, 2026, Bluerock posted on LinkedIn, each dissemination relating to the Business Combination. Such posts are provided herewith.

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, Bluerock intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Bluerock’s shareholders in connection with Bluerock’s solicitation for proxies for the vote by Bluerock’s shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to Bluerock’s securityholders and Yellow equity holders in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Bluerock will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. Bluerock’s shareholders and other interested persons are advised to read, once available, the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, in connection with Bluerock’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Business Combination, as well as other documents filed with the SEC in connection with the Business Combination, as these documents will contain important information about Bluerock, Yellow, and the Business Combination. Securityholders of Bluerock may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Bluerock with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Bluerock, Yellow and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitations of proxies from Bluerock’s shareholders in connection with the Business Combination. More detailed information regarding those directors and executive officers and a description of their interests in Bluerock is contained in Bluerock’s filings with the SEC, including the registration statement on Form S-1 (File No. 333-291337), which was declared effective by the SEC on December 10, 2025, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Yellow’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from Bluerock’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination, will be included in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable non-U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based upon current estimates and assumptions that, while considered reasonable by Yellow and its management, and Bluerock and its management, as the case may be, are inherently uncertain.

These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Yellow’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Yellow’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Yellow’s ability to attract, retain and expand its customer base; Yellow’s deployment of proceeds from capital raising business combinations; Yellow’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Yellow’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Yellow’s markets; the successful consummation and potential benefits of the Business Combination and expectations related to its terms and timing; the stock exchanges on which the securities of the combined company are expected to trade; proceeds from the business combination; funds received by the combined company from Bluerock’s trust account and redemptions by Bluerock’s public shareholders; the expectation that Yellow can and will maintain the compatibility of its platform with third-party applications that its customers use in their businesses; and the potential for Yellow to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Yellow and Bluerock. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the Business Combination, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: Yellow’s expectations regarding future financial performance, capital requirements and economics; Yellow’s use and reporting of business and operational metrics; Yellow’s competitive landscape; Yellow’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Yellow’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Yellow’s reliance on strategic partners and other third parties; Yellow’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required shareholder and regulatory approvals for the Business Combination are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the Business Combination; the risk that shareholders of Bluerock could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the risk that the PIPE financings may not close or may close in an amount less than anticipated, which could adversely affect the combined company’s available capital and ability to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Yellow or Bluerock; failure to realize the anticipated benefits of the Business Combination; the ability of Yellow or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; and other factors described in Bluerock’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Bluerock or the combined company resulting from the Business Combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Yellow nor Bluerock presently knows or that Yellow and Bluerock currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Yellow’s and Bluerock’s expectations, plans, or forecasts of future events and views as of the date of this communication. Yellow and Bluerock anticipate that subsequent events and developments will cause Yellow’s and Bluerock’s assessments to change. However, while Yellow and Bluerock may elect to update these forward-looking statements at some point in the future, Yellow and Bluerock specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Yellow’s and Bluerock’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in Bluerock is not an investment in any of Bluerock’s founders or sponsors past investments, companies, or affiliated funds. The historical results of those investments are not indicative of future performance of Bluerock, which may differ materially from the performance of Bluerock’s founders or sponsors past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent, or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale, or exchange of any securities of Yellow or Bluerock in any jurisdiction where, or to any person to whom, such offer, sale, or exchange may be unlawful under the laws of such jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

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